June 28, 2026

JPMorgan Institutional Trust

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to JPMIM or to reimburse the Fund listed on Schedule A for the time periods so indicated. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, placement related expenses (if any), expenses related to Trustee elections, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of the Fund’s business. In addition, the Fund may invest in one or more money market funds advised by JPMIM or its affiliates (“affiliated money market funds”). JPMIM hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees for advisory, administration and/or shareholder services that JPMIM and/or its affiliates collect from the affiliated money market funds on the Fund’s investment in such money market funds. This waiver does not apply to the Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

/s/ Matthew J. Kamburowski
By: Matthew J. Kamburowski
Managing Director

Accepted By: JPMorgan Institutional Trust

/s/ Timothy J. Clemens
By: Timothy J. Clemens
Treasurer

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

Fund Name	Fiscal Year End	Expense Cap
JPMorgan Core Bond Trust[1]	Last day of February	0.15%

[1]	Expense limitation is in place until at least 6/30/27.